UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into of a Material Definitive Agreement

On April 29, 2022, Global Cord Blood Corporation (the “Company”) entered into a series of Stock Purchase Agreements, each dated April 29, 2022 (the “SPAs” and, collectively, the “SPA”), between the Company and the holders of approximately 95% of the outstanding shares of common stock (the “CLK Shares”) of Cellenkos, Inc., a Delaware corporation (“Cellenkos”) providing for the acquisition by the Company of such CLK Shares, subject to the satisfaction or waiver of customary closing conditions set forth in the SPA (including the entry of employment agreements with Dr. Simrit Parmar and Jackie Leong of Cellenkos and two to five year lockup agreements in customary form) in exchange for an aggregate of approximately 65.7 million of the Company’s ordinary shares of US$0.0001 par value per share (the “Ordinary Shares”) and units of the holding company partnership described below equivalent to an aggregate of 36,112,267 Ordinary Shares on a fully-diluted basis. Copies of the SPAs are attached hereto as exhibits 4.1 to 4.6.

In connection with the execution and delivery of the SPAs, the Company entered into Framework Agreement dated as of April 29, 2022 (the “Framework Agreement”) with GM Precision Medicine (BVI) Limited (“BVI Company”). The consideration for entering into the Framework Agreement consists of approximately 12.4 million Ordinary Shares to be issued to the BVI Company and US$664 million cash consideration, with the purpose to provide the Company with the intellectual property that will be necessary to develop Cellenkos’ product candidates in the field of umbilical cord blood treatment for acute and chronic autoimmune diseases and inflammatory disorders in Asia. The consummation of the SPAs and the Framework Agreement and the formation of a holding company partnership (Cellenkos Holdings L.P., a Delaware limited partnership) regarding securities to be issued to certain holders of the CLK Shares, together are referred to as the “CLK Acquisition.”

Other Events

On April 29, 2022, the Company issued a press release announcing the execution and delivery of the SPAs, and the Framework Agreement and the pending CLK Acquisition. A copy of the SPAs, the Framework Agreement, the employment agreements and the holding company partnership agreement in connection with the CLK Acquisition and the press release are attached hereto as exhibits 4.1 to 4.10 and 99.1, respectively.

Exhibits

Exhibit No.	Description
4.1*	Stock Purchase Agreement dated as of April 29, 2022 by and among the Company, Cellenkos, Inc. and Golden Meditech (BVI) Company Limited.
4.2*	Stock Purchase Agreement dated as of April 29, 2022 by and among the Company, Cellenkos, Inc., HL succors and HL succors ZN.
4.3*	Stock Purchase Agreement dated as of April 29, 2022 by and among the Company, Cellenkos, Inc., and Leong Kim Chuan.
4.4*	Stock Purchase Agreement dated as of April 29, 2022 by and among the Company, Cellenkos, Inc., The Paul Brooke 2012 Family Trust and The Paul Brooke and Kathleen McCarragher 2012 Family Trust.
4.5*	Stock Purchase Agreement dated as of April 29, 2022 by and among the Company, Cellenkos, Inc. and Rocelo LLC.
4.6*	Stock Purchase Agreement dated as of April 29, 2022 by and among the Company, Cellenkos, Inc. and Vyserion Limited
4.7*	Framework Agreement dated as of April 29, 2022 by and between the Company and GM Precision Medicine (BVI) Limited.
4.8*	Employment Agreement dated as of April 29, 2022by and between the Company and Dr. Simrit Parmar.
4.9*	Employment Agreement dated as of April 29, 2022by and between the Company and Leong Kim Chuan.
4.10*	Partnership Agreement to be entered into by and among Cellenkos GP Limited, a company incorporated under the laws of the British Virgin Islands, as General Partner and subsidiary of the Company and the limited partners party thereto from time to time.
99.1	Press Release dated April 29, 2022.

*	Schedules have been omitted pursuant to Item 601(a)(5) of Regulations S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules upon request by the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: April 29, 2022